September 26, 2007

Mr. Jay E. Ingram

Attorney Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC  20549

Re:	Bemis Company, Inc.
Definitive 14A
File No. 001-5277

Dear Mr. Ingram:

On behalf of Bemis Company, Inc., we hereby respond to the Staff’s comment letter dated August 21, 2007.  This letter contains our responses to each of the Staff’s comments.  The comments in the comment letter have been reproduced below, and our responses are noted below each comment.  We will incorporate aspects of our responses below in our executive compensation disclosure in future years, as appropriate, to enhance our disclosure.

Executive Compensation, page 13

Compensation Discussion and Analysis, page 13.

Question 1

Given that you benchmark the compensation of your named executive officers, please address how you target each element of compensation against the comparator companies.  Specify how each element of compensation relates to the data you analyzed from the comparator companies and discuss where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters.

Response

Bemis and the Compensation Committee have a benchmarking analysis performed approximately every three years for the following three elements of compensation:

•                  Base salary;

•                  Performance-based cash incentives (non-equity incentive compensation; and)

•                  Long-term equity compensation.

Each of the Named Executive Officers (NEOs) is compared as reasonably close as possible to their counterparts at the comparator companies.  Each element of compensation is targeted at 100% of the market median for those comparator companies.  While each NEO has many duties similar to his/her counterparts, many also have additional responsibilities not necessarily performed by his/her counterparts at the comparator companies.  Therefore, the Committee also takes into consideration:

•                  length of service;

•                  time in the specific position; and

•                  job responsibilities and complexities.

The most recent competitive findings provided to the Compensation Committee by Towers Perrin, revealed the following regarding each of the pay elements for the NEOs:

•                  Base salary — the target was, on average, 100% of the market median;

•                  Short-term incentives (non equity incentive compensation or bonus pay) — the target was, on average, 88% of the market median; and

•                  Long-term incentives — the target was, on average, 117% of the market median.

Question 2

It is not clear how you determine the amount to pay for each element of your compensation program.  See Item 402(b)(1)(vi) of Regulation S-K.  On page 15, you mention that the Committee applies a formula tied to base salary and takes into consideration recommendations from Towers Perrin and that, with respect to restricted stock under your long-term incentive compensation program, you apply a formula that assists with payout determinations.  Yet as a general matter, your disclosure lacks sufficient quantitative or qualitative analysis regarding the determination of amounts paid and other factors necessary for a complete understanding of your compensation programs.  Please explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee’s decisions with respect to other allocated awards.

Response

Page 14, paragraph (5), Base Salary, describes how base salaries are determined:

a.                                      NEO’s skill set;

b.                                      Market value;

c.                                       Internal equity; and

d.                                      Individual performance.

In years when compensation consultants were not utilized, decisions on adjustments to base pay were made based upon other aggregate annual base pay adjustments provided to other corporate salaried employees and Committee determinations as to individual performance.

Performance Based Cash Incentives (Non-Equity Incentive Compensation):  This component of pay for the NEOs has no discretion for individual performance and no formula discretion by the Committee.  The entire Plan is paid according to the chart on page 15.  The amount of target bonus for each NEO has been set as a percentage of base pay and is typically adjusted only with a job change and/or when recommended by outside consultants in order to remain competitive with comparator company pay practices.  Any such change requires the approval of the Compensation Committee.

Long Term Incentives:  Long-term incentive compensation is expressed also as a set percentage of base pay by the Committee for each of the NEOs.  Similar to the performance based cash incentives, this is a fixed formula and changes only when recommended by outside consultants and subsequently approved by the Compensation Committee.

Each element is considered on its own and when taken together make-up total compensation.  Total compensation is measured by outside consultants and reflects the sum of the three target elements, driven by the base pay element.  The Committee reviews each element of compensation in comparison to the comparator group and also reviews the allocation of total compensation across each element to ensure an appropriate mix of short and long-term incentives.

Since base pay is the driver for all targeted elements and it is adjusted in most years, all the other components are affected by this change.

Question 3

It in unclear from your disclosure what consideration you have given to several of the illustrative examples contained in Item 402(b)(2) of Regulation S-K, which sets forth examples of material information that could be appropriate for discussion in the Compensation Discussion and Analysis.  Refer specifically to the examples set forth in Item 402(b)(2)(i)-(iv), (vi)-(x), (xii)-(xiii).  Please give appropriate consideration to how these topics are applicable to your executive compensation program.

Response

See answer to questions #1 and #2 above.  In addition, under 402(b)(2)(iv), equity awards are provided on an annual basis.  The CD&A discusses this and the amount of the award on page 16, paragraph 2.  Specifically:

“For all Executive Officers, the Committee provides annual grants of restricted stock units that vest after a five-year period, subject to accelerated vesting for retirement eligible participants.  The Committee uses a formula tied to base salary to set the number of restricted stock units awarded annually.  The Committee considers recommendations from Towers Perrin and sets the percent of base salary used for each Executive Officer’s award.  The Committee has set the formula as a percent of base salary, divided by a fixed share price to determine the number of restricted stock units awarded.  The fixed share price is used for a three year time period.  This fixed share price is equal to an average month-end closing price for the year, adjusted for a forfeiture-based discount provided by Towers Perrin that is used for a three year time period.  This formula was used for awards in 2004, 2005 and 2006, based on the average adjusted 2003 share price.  Grants for the three-year period commencing in 2007 were based on the same formula using a fixed average 2006 adjusted share price.”

Except as disclosed above, or in response to the prior questions, we do not believe that the other suggested topics for CD&A set forth in Item 402(b)(2) are applicable to us or have a material impact on our compensation decisions.

Question 4

Revise the Compensation Discussion and Analysis to capture material differences in compensation policies with respect to individual named executive officers.  Refer to Section II.B.1 of Commission Release No. 33-8732A.  To this extent, refer to the wide disparities in Mr. Curler’s salary, the amount paid to him under the Bemis Executive Officer Performance Plan, and the restricted stock awards made on January 1, 2006.  Provide a more detailed discussion of how and why the compensation of your highest-paid named executive officer differs from that of the other named executive officers.  If policies or decisions related to a named executive officer are materially different than the other officers, please discuss this on an individualized basis.

Response

We apply the same compensation policy across all executive officers.  Different compensation levels are based only on assigned base pay and the applied incentive percentage, previously discussed in response to questions #1 and #2 above.  Position responsibility and external comparators account for all differences in compensation levels among NEOs.  For example, our CEO’s compensation levels are based on comparator group information for the CEO position, which levels are generally higher than for other executive officers at the comparator companies.

Question 5

It does not appear as though you have addressed how you determine when to award equity-based compensation in accordance with Item 402(b)(2)(iv) of Regulations S-K.  Also refer to Section II.A Release 33-8732A, which discusses the concepts to consider when drafting disclosure relating to option timing.

Response

Bemis Company has not granted options for several years to its NEOs.  The timing of grants has limited relevance as no options have been granted.  As to annual equity grants referred to in question #3 above, the annual awards granted by the Company are discussed on page 16 of the CD&A, paragraph two.

Performance-Based Cash Incentives, page 15.

Question 6

To the extent you correlate your incentive programs with the achievement of certain annual individual objectives, please (i) discuss the specific items of individual performance used to determine bonus payments, (ii) how your incentive bonuses are specifically structured around such individual objectives, (iii) whether any discretion can be or has been exercised with respect to meeting such goals and objectives, and (iv) to whom such discretion is applicable.  See Items 402(b)(2)(vi)-(vii) of Regulation S-K.  To the extent the Committee’s consideration of individual performance resulted in a payout for the last fiscal year, please provide appropriate qualitative and quantitative disclosure.

Response

As discussed above in question #2, there is no discretion in the actual annual cash awards provided to NEOs.  The final payout is determined solely on the basis of earnings per share performance applied to the table provided on page 15 of the CD&A.

Change of Control Agreements (Management Agreements), page 17.

Question 7

Please explain how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provisions of benefits under the management agreements.  Also discuss the rationale for decisions made in connection with these arrangements and how they fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements.  Revise the Compensation Discussion and Analysis to give appropriate consideration to why Mr. Curler’s potential payouts appear to be significantly higher than the other named executive officers and why you structured his arrangements so as to provide such disparate payouts.  In addition, please aggregate the amounts payable for each situation that would generate a payout.  See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

Response

The determination of the amount of payment(s) and benefits in the event of a change in control is described in footnote (1), page 29.  The amounts are formula based and are paid only in the event of a change of control and where the NEO is not retained in the position he/she had prior to the event (i.e., double trigger).  The formulas for payment were determined several years ago and updated in 2006, without a formal benchmarking process.  These changes were disclosed to the shareholders in the 2006 proxy.

None of the information used for the management agreements was used for total compensation determination or were benchmarked by any compensation consultants.  The management agreements, as approved by the Committee, stand on their own and were not related to any overall compensation objectives at the time of implementation other than NEO acquisition and retention and did not affect decisions regarding other compensation elements.

Mr. Curler’s potential payouts are greater than all other NEOs simply because his base pay, bonus and long-term incentives are greater.  There is no difference in the structure of his agreement since all NEOs have identical agreements and payout formulas.

Director Compensation Table, page 27.

Question 8

With respect to the stock awards reported in column (c), clarify in the footnote the grant date fair value of each award computed in accordance with FAS 123R.  See the Instruction to Item 402(k)(2)(iii) and (iv).

Response

Director compensation is described on page 27 of the CD&A and includes footnote (2), that provides the grant date fair value of each award, computed in accordance with FAS 123R and Instruction to Item 402(k)(2)(iii) and (iv).  In future years, we will include footnote disclosure of the grant date value of each award computed in accordance with FAS 123R and Instruction to Item 402(k)(2)(iii) and (iv).

STATEMENT

Bemis Company, Inc. acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosures in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter responds to the staff’s comments.  If you have any questions, please contact Steve Price, Associate General Counsel, directly at 920.527.5080.  Thank you for your time and consideration.

Sincerely,

BEMIS COMPANY, INC.

/s/ Jeffrey H. Curler

Jeffrey H. Curler
Chief Executive Officer & Chairman